UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

SentinelOne, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
81730H109
(CUSIP Number)
Joshua L. Targoff Third Point LLC 55 Hudson Yards New York, NY 10001 (212) 715-3880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 81730H109	Page 2 of 5

1	NAMES OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 20,000,000 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 20,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (1)(2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1) Consists of 81,093 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of SentinelOne, Inc. (the “Issuer”) and 19,918,907 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B common stock is entitled to 20 votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.
(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons as set forth in Row 11 by (b) the sum of (i) 205,756,251 shares of Class A Common Stock outstanding as of August 26, 2022, as reported in the Issuer’s quarterly report for the quarterly period ended July 31, 2022, as filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2022 (the “10-Q”), and (ii) the 19,918,907 shares of Class B Common Stock beneficially owned by the Reporting Persons that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons as set forth in clause “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Amendment No. 7 to the Schedule 13D. If all outstanding shares of Class B Common Stock (as reported in the 10-Q) were deemed converted into Class A Common Stock, the Reporting Persons would be deemed to beneficially own 7.12% of the shares of Class A Common Stock deemed outstanding.
(3) The percentage ownership of the Reporting Person reported in this Amendment No. 7 to the Schedule 13D does not give effect to the 20 votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Amendment No. 7 to the Schedule 13D, as described in footnote 2 above.

SCHEDULE 13D
CUSIP No. 81730H109	Page 3 of 5

1	NAMES OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 20,000,000 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 20,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (1)(2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1) Consists of 81,093 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of SentinelOne, Inc. (the “Issuer”) and 19,918,907 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B common stock is entitled to 20 votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.
(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons as set forth in Row 11 by (b) the sum of (i) 205,756,251 shares of Class A Common Stock outstanding as of August 26, 2022, as reported in the Issuer’s quarterly report for the quarterly period ended July 31, 2022, as filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2022 (the “10-Q”), and (ii) the 19,918,907 shares of Class B Common Stock beneficially owned by the Reporting Persons that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons as set forth in clause “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Amendment No. 7 to the Schedule 13D. If all outstanding shares of Class B Common Stock (as reported in the 10-Q) were deemed converted into Class A Common Stock, the Reporting Persons would be deemed to beneficially own 7.12% of the shares of Class A Common Stock deemed outstanding.
(3) The percentage ownership of the Reporting Person reported in this Amendment No. 7 to the Schedule 13D does not give effect to the 20 votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Amendment No. 7 to the Schedule 13D, as described in footnote 2 above.

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is being filed with respect to the Class A Common Stock of the Issuer to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 12, 2021 (as amended by Amendment No. 1 thereto filed on September 23, 2021, Amendment No. 2 thereto filed on December 14, 2021, Amendment No. 3 thereto filed on March 21, 2022, Amendment No. 4 thereto filed on April 11, 2022, Amendment No. 5 thereto filed on June 16, 2022, Amendment No. 6 thereto filed on June 21, 2022, and this Amendment No. 7, the “Schedule 13D”). This Amendment No. 7 is being filed to reflect changes in the number of issued and outstanding shares of the Issuer’s Class A Common Stock and the number of issued and outstanding shares of the Issuer’s Class B Common Stock, in each case, as reported in the Issuer’s quarterly report for the quarterly period ended July 31, 2022, as filed with the SEC on August 31, 2022 (the “10-Q”), and changes in the number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.
This Amendment No. 7 is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).  The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”, including Third Point Ventures, LLC (“TPV”)), and to control the investing and trading in securities of the Funds. The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company.
This Amendment No. 7 is being filed to amend Item 3, Item 5 and Item 6 of the Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to reflect the following:
On June 23, 2022, 600,000 shares of Class B Common Stock held by the Funds were converted into an equal number of shares of Class A Common Stock.
Also on June 23, 2022, the Funds sold 431,445 shares of Class A Common Stock in open market transactions at a weighted average price per share of $25.53.  The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $25.35 to $25.72, inclusive.
On June 24, 2022, the Funds sold 168,555 shares of Class A Common Stock in open market transactions at a weighted average price per share of $25.9229.  The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $25.60 to $26.37, inclusive.
On July 1, 2022, 500,000 shares of Class B Common Stock held by the Funds were converted into an equal number of shares of Class A Common Stock.
Also on July 1, 2022, the Funds sold 314,553 shares of Class A Common Stock in open market transactions at a weighted average price per share of $23.5223.  The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $23.50 to $24.12, inclusive.
On July 5, 2022, the Funds sold 590,638 and 94,809 shares of Class A Common Stock in open market transactions at a weighted average price per share of $23.9919 and $24.6098, respectively.  The 590,638 shares of Class A Common Stock were sold in multiple transactions at prices ranging from $23.50 to $24.49, inclusive.  The 94,809 shares of Class A Common Stock were sold in multiple transactions at prices ranging from $24.50 to $25.49, inclusive.
On July 12, 2022, the Funds sold 78,846 shares of Class A Common Stock in open market transactions at a weighted average price per share of $23.8561.  The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $23.67 to $24.28, inclusive.
The Reporting Persons undertake to provide upon request by the staff of the SEC the full information regarding the number of Shares purchased or sold at each separate price.
Item 5. Interest in Securities of the Issuer.
The information contained in Item 3 of this Amendment No. 7 is incorporated by reference herein, as applicable. Item 5 of the Schedule 13D is hereby amended to reflect the following:
(a) As of the date of this Amendment No. 7, the Reporting Persons beneficially own an aggregate of 81,093 shares of Class A Common Stock of the Issuer and 19,918,907 shares of Class B Common Stock of the Issuer held by the Funds (such shares, the “Shares”). The Shares represent approximately 8.862% of the Issuer’s Class A Common Stock outstanding. Calculations of the percentage of Class A Common Stock beneficially owned is based on (i) the 205,756,251 shares of Class A Common Stock outstanding as of August 26, 2022, as reported in the 10-Q, and (ii) the Class B Common Stock beneficially owned by the Reporting Persons. If all outstanding shares of Class B Common Stock (as reported in the 10-Q) were deemed converted into Class A Common Stock, the Reporting Persons would be deemed to beneficially own approximately 7.12% of the shares of Class A Common Stock deemed outstanding.
(b) Each of the Reporting Persons shares voting and dispositive power over the Shares held directly by the Funds.
(c) Other than as reported in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in the Issuer’s Class A Common Stock.
(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to add the following:
The information contained in Items 3 and 5 of this Amendment No. 7 is incorporated by reference herein, as applicable.
Item 7. Material to Be Filed as Exhibits.
Exhibit Number
1.
Joint Filing Agreement by and among the Reporting Persons, dated July 12, 2021, was previously filed with the SEC on July 12, 2021 as Exhibit 1 to the Schedule 13D and is incorporated herein by reference.

2.
Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, was previously filed with the SEC on March 4, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc. and is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 2, 2022

THIRD POINT LLC

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact